1




                           ORCKIT COMMUNICATIONS LTD.


              NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. (the "Company" or "Orckit") will be held on Monday, August 17, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

   (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

   (2) approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 100,000,000 Ordinary Shares;

   (3) reappointment of Kesselman & Kesselman as our independent auditors;
       and

   (4) consideration of our audited financial statements for the year ended December 31, 2008.

Shareholders of record at the close of business on July 13, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.


Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                    By Order of the Board of Directors,

                                    Izhak Tamir
                                    Chairman of the Board of Directors
                                    and President

                                    Eric Paneth
                                    Chief Executive Officer

Dated:  July 7, 2009

                           ORCKIT COMMUNICATIONS LTD.
                             126 Yigal Allon Street
                                Tel Aviv, Israel



                                 PROXY STATEMENT



         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Shares"), of Orckit Communications Ltd. (the "Company" or "Orckit") in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") for use at the 2009 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held on Monday, August 17, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

       The agenda of the Annual General Meeting will be as follows:

       (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

       (2) approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 100,000,000 Ordinary Shares;

       (3) reappointment of Kesselman & Kesselman as our independent auditors; and

       (4) consideration of our audited financial statements for the year ended December 31, 2008.


         The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on July 13, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 16, 2009 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

            As of June 30, 2009, 16,469,906 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

           The following table sets forth, as of June 15, 2009, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Shares. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of June 15, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable.


Identity of Person or Group      Number of Ordinary     Percent Beneficially
                                      Shares                    Owned
Eric Paneth                       1,679,267 (1)                  9.9%
Izhak Tamir                       1,679,267 (2)                  9.9%
Neuberger Berman Inc.               859,627 (3)                  5.2%
All directors and executive
officers as a group (14 persons)  4,063,524 (4)                 22.4%

---------------------
(1)(2) Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 Shares issuable upon the exercise of options that are currently vested or vest within 60 days following June 15, 2009. This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 Shares were pledged to Credit Suisse as collateral.
(3) Based on a Schedule 13G filed on June 11, 2009 with the Securities and Exchange Commission, this represents shares beneficially owned by Neuberger Berman LLC and certain affiliated persons by virtue of having the sole power to vote and the shared power to dispose of such shares.
(4) Includes 1,647,390 Shares which may be purchased pursuant to options exercisable within 60 days following June 15, 2009.

                      AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 - Election of Directors

         At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting at which one or more Directors are elected or his earlier resignation or removal. Messrs. Arkin and Motil are "independent directors" as defined by the Nasdaq rules. We also have three directors, Moshe Nir, Yair Shamir and Amiram Levinberg, who are "outside directors" under the Israeli Companies Law and who are not up for election this year. Each of these directors was elected to a three year term at the 2008 Annual General Meeting of Shareholders. Our outside directors are also considered independent directors under Nasdaq rules.

         The four nominees for election at the Meeting have been approved by the audit committee of the Board of Directors (the "Audit Committee"), acting as our nominating committee, in accordance with Nasdaq rules. A brief biography of each nominee is set forth below:

         Eric Paneth has been Chief Executive Officer and a Director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

         Izhak Tamir has been President and a Director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Corrigent Systems, since 2001 and Chief Executive Officer of Corrigent Systems since May 2007. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and was its chief executive officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

         Jed M. Arkin has been a Director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John's College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

         Moti Motil has been a Director of Orckit since November 2002. Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

Required Approval

         Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Eric Paneth be elected to the Board of Directors, effective immediately.

                  RESOLVED, that Izhak Tamir be elected to the Board of Directors, effective immediately.

                  RESOLVED, that Jed M. Arkin be elected to the Board of Directors, effective immediately.

                  RESOLVED, that Moti Motil be elected to the Board of Directors, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 2 - Approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares to 100,000,000 Ordinary Shares

Background

         Our Memorandum and Articles of Association, as currently in effect, authorizes us to issue 50,000,000 Ordinary Shares. On July 2, 2009, our Board of Directors recommended that our shareholders approve an amendment to our Memorandum and Articles of Association to increase our authorized share capital to 100,000,000 Ordinary Shares.

            The additional Ordinary Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Ordinary Shares. Because holders of our Ordinary Shares have no preemptive rights to purchase or subscribe for any unissued Shares, the issuance of additional Shares would reduce the current shareholders' percentage ownership interest in the total outstanding Shares. An increase in the number of Ordinary Shares outstanding could have an anti-takeover effect in that additional Shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult. If the proposed amendment is approved by our shareholders, it will become effective upon the date of approval.

            As of June 30, 2009, there were 16,469,906 Ordinary Shares outstanding. In addition, as of June 30, 2009, (i) a total of 5,674,799 Ordinary Shares were reserved for issuance pursuant to our various stock option plans, in respect of which options to acquire 5,674,799 Ordinary Shares were outstanding as of that date, (ii) 2,038,095 Ordinary Shares were reserved for issuance upon conversion of our convertible notes,and (iii) a total of 7,095,600 Ordinary Shares were reserved for issuance pursuant our shareholder bonus rights plan.

Purposes and Effects of Share Capital Increase

        If the proposed amendment is approved by our shareholders, additional Shares will be available for general corporate purposes. The Board of Directors believes that the proposed increase in the number of authorized Shares is necessary to provide our Company with the flexibility to pursue opportunities without added delay and expense. We have filed a registration statement with the U.S. Securities and Exchange Commission pursuant to which we may undertake a rights offering to our shareholders. The Board believes it is desirable to have additional authorized shares available in order to provide us with flexibility with respect to structuring a rights offering and still have other authorized shares available for other corporate purposes. The terms and conditions of any rights offering have not yet been determined, nor has any decision been made as to whether or not we will commence a rights offering to our shareholders.

        The additional Ordinary Shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, including to conduct a rights offering, a split or dividend on then outstanding Shares or in connection with any employee share plan or program. Any future issuances of authorized Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

        If the proposed amendment is adopted, approximately 5,674,799 Ordinary Shares would be reserved for issuance pursuant to our stock option plans, 2,038,095 Ordinary Shares would be reserved for issuance upon conversion of our convertible notes and approximately 7,095,600 Ordinary Shares would be reserved for issuance pursuant to our shareholder bonus rights plan. Thereafter, in addition to such reserved Shares, approximately 68.7 million Shares would be available for future issuance if the proposed amendment is adopted.

Vote Required

          The affirmative vote of the holders of 66-2/3% of the Shares present, in person or by proxy, and voting on the matter is required for the proposed amendment to our Memorandum and Articles of Association.

Proposed Resolutions

          It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Article 4 of the Articles of Association of the Company, as amended, and Section 4(a) of the Company's Memorandum of Association, as amended, be amended to read as follows:

                  `The share capital of the Company is 100,000,000 Ordinary Shares of no nominal value.'

         RESOLVED, that if the foregoing amendment to the Sixth Amended and Restated Articles of Association of the Company is approved, the Board of Directors shall be authorized, in its discretion, to restate the Articles of Association of the Company, which shall be referred to thereafter as the "Seventh Amended and Restated Articles of Association" of the Company."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 3 - Appointment of Independent Auditors

         At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

         The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

                  RESOLVED, that the Board of Directors be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company's independent auditors."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 4 - Consideration of Financial Statements

         Our audited financial statements for the year ended December 31, 2008 are included in our Annual Report on Form 20-F, which we filed with the SEC on June 23, 2009. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. No vote is required.

                                By Order of the Board of Directors,

                                Izhak Tamir
                                Chairman of the Board of Directors
                                and President

                                Eric Paneth
                                Chief Executive Officer

Dated:  July 7, 2009